UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:      December 21, 2017

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 21, 2017 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group Chief Executive Officer: Takeshi Kunibe) hereby announces that, on December 20, 2017 (Eastern Standard Time), SMFG submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of SMFG’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 20, 2017. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; incurrence of significant credit-related costs; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as SMFG expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statement of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2017	2017
Assets:
Cash and deposits with banks	¥47,330,155	¥49,990,986
Call loans and bills bought	1,872,209	1,952,800
Reverse repurchase agreements and cash collateral on securities borrowed	8,924,385	9,555,849
Trading assets	3,776,671	3,683,141
Derivative financial instruments	4,063,982	3,807,133
Financial assets at fair value through profit or loss	1,599,093	1,599,103
Investment securities	19,073,937	19,290,071
Loans and advances	95,273,845	96,999,975
Investments in associates and joint ventures	675,704	696,461
Property, plant and equipment	2,686,055	2,966,027
Intangible assets	1,096,568	1,085,391
Other assets	4,456,031	5,539,861
Current tax assets	240,385	53,160
Deferred tax assets	81,961	68,085
Total assets	¥191,150,981	¥197,288,043
Liabilities:
Deposits	¥130,295,290	¥133,683,638
Call money and bills sold	2,088,020	1,890,031
Repurchase agreements and cash collateral on securities lent	9,424,506	11,906,971
Trading liabilities	2,071,584	2,250,002
Derivative financial instruments	3,889,694	3,593,712
Borrowings	12,245,943	12,348,923
Debt securities in issue	11,165,623	11,698,919
Provisions	194,700	146,564
Other liabilities	7,488,766	6,694,080
Current tax liabilities	79,371	51,859
Deferred tax liabilities	320,201	488,386
Total liabilities	179,263,698	184,753,085
Equity:
Capital stock	2,337,896	2,338,743
Capital surplus	864,052	863,366
Retained earnings	4,609,496	4,929,792
Other reserves	2,134,042	2,431,221
Treasury stock	(12,913)	(12,480)
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,932,573	10,550,642
Non-controlling interests	1,505,001	1,534,504
Equity attributable to other equity instruments holders	449,709	449,812
Total equity	11,887,283	12,534,958
Total equity and liabilities	¥191,150,981	¥197,288,043

Consolidated Income Statement (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2016	2017
Interest income	¥924,563	¥1,036,329
Interest expense	224,952	337,852
Net interest income	699,611	698,477

Fee and commission income	504,086	530,006
Fee and commission expense	87,115	99,052
Net fee and commission income	416,971	430,954

Net trading income	375,304	139,685
Net loss from financial assets at fair value through profit or loss	(489)	(960)
Net investment income	166,064	222,377
Other income	248,772	265,204
Total operating income	1,906,233	1,755,737

Impairment charges on financial assets	118,571	66,992
Net operating income	1,787,662	1,688,745

General and administrative expenses	863,137	888,037
Other expenses	178,723	215,666
Operating expenses	1,041,860	1,103,703

Share of post-tax profit of associates and joint ventures	15,280	32,223
Profit before tax	761,082	617,265

Income tax expense	201,614	137,296
Net profit	¥559,468	¥479,969

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥506,104	¥426,002
Non-controlling interests	49,399	49,252
Other equity instruments holders	3,965	4,715

Earnings per share:
Basic	¥370.17	¥302.06
Diluted	369.90	301.83

Consolidated Statement of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2016	2017
Net profit	¥559,468	¥479,969

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(31,953)	76,692

Share of other comprehensive income (loss) of associates and joint ventures	(435)	117

Income tax relating to items that will not be reclassified	10,398	(23,417)
Total items that will not be reclassified to profit or loss, net of tax	(21,990)	53,392

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	(110,159)	558,315
Reclassification adjustments for (gains) losses included in net profit, before tax	(39,521)	(152,564)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(383,658)	(12,248)

Share of other comprehensive income (loss) of associates and joint ventures	(61,525)	(7,677)

Income tax relating to items that may be reclassified	71,039	(124,952)
Total items that may be reclassified subsequently to profit or loss, net of tax	(523,824)	260,874

Other comprehensive income (loss), net of tax	(545,814)	314,266
Total comprehensive income	¥13,654	¥794,235

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥5,835	¥723,181
Non-controlling interests	3,854	66,339
Other equity instruments holders	3,965	4,715